Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 for Lion Group Holding Ltd. and its subsidiaries (“the Group”) of our report dated April 28, 2023, relating to the Group’s consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022. We were dismissed as the auditor on August 31, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included or incorporated by reference in this Registration Statement of Form F-3 for the periods after the date of our dismissal.

We also consent to the reference to our Firm under the caption “Experts” in the above Prospectus.

/s/ UHY LLP

New York, New York

August 22, 2025